U.S. Securities and Exchange Commission
Washington, DC 20549
Notice of Exempt Solicitation
Amendment No. 6

NAME OF REGISTRANT: Allergan plc
NAME OF PERSON RELYING ON EXEMPTION: Appaloosa LP
ADDRESS OF PERSON RELYING ON EXEMPTION: 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078
WRITTEN MATERIALS: The following written materials are attached:
Exhibit 1: Press Release regarding letter from Appaloosa LP to Allergan plc’s Board of Directors, dated February 5, 2019 (previously filed)
Exhibit 2: Press Release regarding letter from Appaloosa LP to Allergan plc’s Board of Directors, dated February 19, 2019 (previously filed)
Exhibit 3: Press Release regarding John Chevedden’s support of Appaloosa LP’s proposal, dated February 28, 2019 (previously filed)
Exhibit 4: Press Release regarding Appaloosa LP’s statement on Allergan plc’s failed anti-depression study, dated March 7, 2019 (previously filed)
Exhibit 5: Press release regarding Appaloosa LP’s statement on Allergan plc’s annual proxy statement, dated March 25, 2019 (previously filed)
Exhibit 6: Presentation regarding Appaloosa LP’s shareholder proposal submitted to Allergan plc for consideration at the 2019 Annual General Meeting of Shareholders (previously filed)
Exhibit 7: Press release regarding Appaloosa LP’s supplemental presentation regarding Appaloosa LP’s shareholder proposal submitted to Allergan plc for consideration at the 2019 Annual General Meeting of Shareholders, dated April 4, 2019 (previously filed)
Exhibit 8: Supplemental presentation regarding Appaloosa LP’s shareholder proposal submitted to Allergan plc for consideration at the 2019 Annual General Meeting of Shareholders (previously filed)
Exhibit 9: Press Release regarding Appaloosa LP’s statement on Institutional Shareholder Services Inc.’s qualified recommendation regarding Appaloosa LP’s shareholder proposal submitted to Allergan plc for consideration at the 2019 Annual General Meeting of Shareholders, dated April 15, 2019

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

APPALOOSA COMMENTS ON ISS QUALIFIED RECOMMENDATION
Without Immediate Change, Status Quo Could Remain in Place for Years
NEW YORK – April 15, 2019 – Appaloosa LP today issued the following statement in response to Institutional Shareholder Services Inc.’s (“ISS”), qualified recommendation regarding Appaloosa’s proposal to separate Allergan Plc’s Chairman and CEO roles.
“Allergan’s Board deserves no deference as the incumbent directors have presided over a failed strategic review, a questionable business strategy and excessive compensation packages, and have exhibited a disregard for sound corporate governance practices. ISS’s recommendation to forestall a separation of Allergan’s Chairman and CEO roles represents a misunderstanding of the reasons for the company’s underperformance, is inconsistent with its support last year for a similar proposal and is baffling. Although ISS’s qualified recommendation recognizes significant ‘ongoing concerns for shareholders’ exist, WITHOUT IMMEDIATE CHANGE TO ALLERGAN’S LEADERSHIP STRUCTURE, THE STATUS QUO COULD REMAIN IN PLACE FOR MANY YEARS. We urge shareholders to vote for our proposal to separate the Chairman and CEO roles to drive shareholder value.”
Media Contacts
Jonathan Gasthalter/Nathaniel Garnick
Gasthalter & Co.
(212) 257-4170
IMPORTANT NOTICE
Funds advised by Appaloosa LP (“Appaloosa”) have submitted to Allergan plc (“Allergan”) a shareholder proposal to separate the roles of Chairman and Chief Executive Officer to be considered at Allergan’s 2019 annual general meeting of shareholders. This communication is not a solicitation of proxies and Appaloosa is not seeking authority to vote any proxy in connection with Allergan’s annual general meeting. Shareholders should NOT send us any proxy card. Shareholders may vote for Appaloosa’s shareholder proposal by executing and returning the form of proxy card furnished by Allergan in accordance with the procedures set forth in Allergan’s proxy materials. Shareholders with questions may contact Okapi Partners, Appaloosa’s Information Agent, toll free in the U.S. and Canada at (877) 869-0171 or at +1 (212) 297-0720 outside of the U.S. or Canada.